UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cosan Limited
(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

G25353 107
(CUSIP Number)

Mr. Rubens Ometto Silveira Mello Av. Juscelino Kubitschek, 1726 – 6th floor São Paulo, SP 04543-000, Brazil (55)(11) 3897-9797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G25353 107
1	Names of Reporting Persons. Queluz Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only \
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,611,111 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 4.94% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

CUSIP No.	G25353 107
1	Names of Reporting Persons. Usina Bom Jesus S/A Açúcar e Álcool
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.15% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

CUSIP No.	G25353 107
1	Names of Reporting Persons. CFV19 Participações S/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

CUSIP No.	G25353 107
1	Names of Reporting Persons. MSAL Participações S/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

CUSIP No.	G25353 107
1	Names of Reporting Persons. Certo Participações S/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

CUSIP No.	G25353 107
1	Names of Reporting Persons. MSOR Participações S/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,111,111 – See Item 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,111,111 – See Item 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of December 18, 2009.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the class A common stock, $0.01 par value (the “Shares”), of Cosan Limited, a Bermuda exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at Av. Juscelino Kubitschek, 1726 – 6th floor, São Paulo, SP 04543-000, Brazil.

Item 2.  Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being filed jointly on behalf of each of (i) Queluz Holdings Limited, a business company organized under the laws of the British Virgin Islands (“Queluz”), (ii) Usina Bom Jesus S/A Açúcar e Álcool, a corporation organized under the laws of Brazil (“Bom Jesus”), (iii) CFV19 Participações S/A, a corporation organized under the laws of Brazil (“CFV19”), (iv) MSAL Participações S/A, a corporation organized under the laws of Brazil (“MSAL”), (v) Certo Participações S/A, a corporation organized under the laws of Brazil (“Certo”) and (vi) MSOR Participações S/A, a corporation organized under the laws of Brazil (“MSOR” and together with Queluz, Bom Jesus, CFV19, MSAL and Certo, the “Reporting Persons”).

The Reporting Persons are controlled by Mr. Rubens Ometto Silveira Mello (“Mr. Mello”).

(b) The address of the principal office of Queluz is Mercy Building, 2nd floor, Purcell Estate, Road Town, Tortola, British Virgin Islands. The address of the principal office of Bom Jesus is Casa 1, Fazenda Sobrado, Elias Fausto, SP, 13350-000, Brazil. The address of the principal office of CFV19  is Av. Limeira, 222, 5th floor, room 507-N, Piracicaba, SP, 13414-018, Brazil. The address of the principal office of MSAL is Av. Limeira, 222, 5th floor, room 507-M, Piracicaba, SP, 13414-018, Brazil. The address of the principal office of Certo is Av. Limeira, 222, 5th floor, room 507-O, Piracicaba, SP, 13414-018, Brazil. The address of the principal office of MSOR is Av. Limeira, 222, 5th floor, room 507-P, Piracicaba, SP, 13414-018, Brazil.

The name, business address, present principal occupation or employment, principal business address of such employer (if not Queluz, Bom Jesus, CFV19, MSAL, Certo and MSOR) and citizenship of each director and controlling person of Queluz, Bom Jesus, CFV19, MSAL, Certo and MSOR is set forth on Schedules A-1, A-2, A-3, A-4, A-5 and A-6.

(c) Each of Queluz, Bom Jesus, CFV19, MSAL, Certo and MSOR is a holding company, which principal business is investing in securities of the Issuer and its affiliates.

(d) During the last five years, none of Queluz, Bom Jesus, CFV19, MSAL, Certo, MSOR and Mr. Mello, and to the best of knowledge of each of Queluz, Bom Jesus, CFV19, MSAL, Certo, MSOR and Mr. Mello, any of the persons listed on Schedules A-1, A-2, A-3, A-4, A-5 and A-6 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(e) Queluz is organized under the laws of the British Virgin Islands and Bom Jesus, CFV19, MSAL, Certo and MSOR are organized under the laws of Brazil.

Item 3.  Source and Amount of Funds or Other Consideration

No change in beneficial ownership of the Shares covered by this Schedule 13D has occurred since the date of the filing of the Schedule 13D on October 29, 2008. This Amendment No. 1 to the Schedule 13D is being filed to update the record holders through which Mr. Mello holds the Shares.

Item 4.  Purpose of Transaction

No change in beneficial ownership of the Shares covered by this Schedule 13D has occurred since the date of the filing of the Schedule 13D on October 29, 2008. This Amendment No. 1 to the Schedule 13D is being filed to update the record holders through which Mr. Mello holds the Shares.

The Shares to which this statement relates are held by each of Queluz, Bom Jesus, CFV19, MSAL, Certo and MSOR with the purpose of investing in the Issuer’s securities.

Mr. Mello is the chief executive officer and chairman of the board of the directors of the Issuer and the controlling shareholder of the Reporting Persons. Each of the Shares entitles its holder to one vote. Each of the Issuer’s shares of class B common stock entitles its holder to ten votes. Mr. Mello controls 41.5% of the Issuer’s issued and outstanding share capital, and 86.1% of the Issuer’s voting power by virtue of his beneficial ownership and control of 100% of the Issuer’s class B common shares and 9.2% of the Issuer’s class A common shares.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, or as otherwise publicly announced by the Issuer as of the date of this filing, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of common stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer's capitalization or dividend policy, (iii) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (iv) changing the Issuer’s bye-laws, and (v) other changes to the Issuer's business or structure. In addition, the directors of the Issuer who are affiliated with Mr. Mello may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

Item 5.  Interest in Securities of the Issuer

(a) – (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act,:

(i) Queluz beneficially owns, and has shared power to vote or dispose of 8,611,111 Shares, representing 4.94% of the outstanding Shares of the Issuer;

(ii) Bom Jesus beneficially owns, and has shared power to vote or dispose of 255,000 Shares, representing 0.15% of the outstanding Shares of the Issuer;

(iii) CFV19 beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer;

(iv) MSAL beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer;

(v) Certo beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer; and

(vi) MSOR beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c)  No change in beneficial ownership of the Shares covered by this Schedule 13D has occurred since the date of the filing of Schedule 13D on October 29, 2008.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filer’s Agreement dated as of December 18, 2009 among Queluz, Bom Jesus, CFV19, MSAL, Certo and MSOR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUELUZ HOLDINGS LIMITED

December 18, 2009
Date

/s/ Rubens Ometto Silveira Mello
Signature

Rubens Ometto Silveira Mello / President
(Name/Title)

USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

December 18, 2009
Date

/s/ Rubens Ometto Silveira Mello
Signature

Rubens Ometto Silveira Mello / President
(Name/Title)

CFV19 PARTICIPAÇÕES S/A

December 18, 2009
Date

/s/ Isaltina Ometto Silveira Mello
Signature

Isaltina Ometto Silveira Mello / President
(Name/Title)

MSAL PARTICIPAÇÕES S/A

December 18, 2009
Date

/s/ Isaltina Ometto Silveira Mello
Signature

Isaltina Ometto Silveira Mello / President
(Name/Title)

CERTO PARTICIPAÇÕES S/A

December 18, 2009
Date

/s/ Isaltina Ometto Silveira Mello
Signature

Isaltina Ometto Silveira Mello / President
(Name/Title)

MSOR PARTICIPAÇÕES S/A

December 18, 2009
Date

/s/ Isaltina Ometto Silveira Mello
Signature

Isaltina Ometto Silveira Mello / President
(Name/Title)

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below.  If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1726 – 6th floor, São Paulo, SP 04543-000, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

  1  Same address as director’ or officer’s business address except where indicated.

  SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Usina Bom Jesus S/A Açúcar e Álcool (“Bom Jesus”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bom Jesus. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Superintendent Officer
Celso Renato Geraldin	Director and Managing Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

  1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CFV19 PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CFV19 Participações S/A (“CFV19”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CFV19. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Celisa Silveira Mello Fagundes	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

   1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSAL PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSAL Participações S/A (“MSAL”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSAL. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Mara Silveira Mello Andrade Coutinho	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

  1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-5

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTO PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Certo Participações S/A (“Certo”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Certo. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Celso Silveira Mello Filho	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

  1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-6

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSOR PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSOR Participações S/A (“MSOR”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSOR. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Rubens Ometto Silveira Mello	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

  1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE OCTOBER 29, 2008

No transaction to report.